UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
CRYO CELL INTERNATIONAL, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
228895108

(CUSIP Number)
Richard Smith
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5830
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 23, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	2228895108

1	NAMES OF REPORTING PERSONS Ki Yong Choi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,952,471(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,472(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,952,471(1)

WITH	10	SHARED DISPOSITIVE POWER

233,472(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,185,943(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.60%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 1,910,596 shares of Common Stock held by Mr. Choi and 41,875 shares of Common Stock subject to stock options held by Mr. Choi that are exercisable within 60 days of the filing date of this Amendment No. 4.
(2) By virtue of being a co-trustee of the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Mr. Choi shares voting and dispositive power over the 233,472 shares of Common Stock held by the Trust.
(3) Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011 as reported by the Issuer on its Form 10-Q for the fiscal quarter ended February 28, 2011, plus 41,875 shares of Common Stock subject to stock options that are exercisable within 60 days of the filing date of this Amendment No. 4.

CUSIP No.	2228895108

1	NAMES OF REPORTING PERSONS Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		233,472(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

233,472(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,185,943(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) By virtue of their status as trustees of the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”), Ki Yong Choi and Laura Choi may be deemed to have beneficial ownership of the 233,472 shares of Common Stock held by the Trust.
(2) Based upon 11,752,574 shares of Common Stock outstanding as of April 14, 2011 as reported by the Issuer on its Form 10-Q for the fiscal quarter ended February 28, 2011.

Item 1. Security and Issuer
          This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) by Ki Yong Choi and the Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Family Living Trust (the “Trust”, and collectively, the “Reporting Persons”) amends and supplements the statement on Schedule 13D originally filed on July 26, 2007 (the “Original Schedule 13D”, and as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 31, 2007, Amendment No. 2 to Schedule 13D filed on May 1, 2009, Amendment No. 3 to Schedule 13D filed on May 10, 2011 and this Amendment No. 4, the “Schedule 13D”) by Mr. Choi relating to the common stock, par value $0.00 per share (the “Common Stock”), of Cryo-Cell International, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended to include the following:
     On May 18, 2011, Mr. Choi received a letter from Jones Day on behalf of the Executive Committee of the Issuer (the “Executive Committee Letter”), in response to the formal notice delivered by Mr. Choi to the Issuer on May 9, 2011 (the “Initial Notice”), notifying the Issuer of Mr. Choi’s nomination of six individuals for election to the Issuer’s Board at the Issuer’s 2011 annual meeting of stockholders (including any adjournment or postponement thereof or any special meeting held in lieu thereof). The Executive Committee Letter asserts that the Initial Notice was not in compliance with the advance notice provisions of the Bylaws of the Issuer. A copy of the Executive Committee Letter is filed as Exhibit 11 hereto and is incorporated by reference into this Item 4 as if set out herein in full. On May 23, 2011, counsel for Mr. Choi sent a letter to Jones Day in response to the Executive Committee Letter (the “Choi Response Letter”) rejecting the assertion in the Executive Committee Letter that the Initial Notice in not valid. A copy of the Choi Response Letter is filed as Exhibit 12 hereto and is incorporated by reference into this Item 4 as if set out herein in full.
Item 7. Materials to be Filed as Exhibits.

Exhibit 11	Letter from Jones Day, on behalf of the Executive Committee of the Issuer, to Mr. Choi, dated May 18, 2011.

Exhibit 12	Letter from Orrick, Herrington & Sutcliffe, LLP, on behalf of Mr. Choi, to Jones Day, dated May 23, 2011.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 23, 2011

/s/ Ki Yong Choi
Ki Yong Choi

KI YONG CHOI AND LAURA CHOI, AS TRUSTEES UAD 7/27/01 FBO CHOI FAMILY LIVING TRUST
By:	/s/ Ki Yong Choi
Ki Yong Choi, Trustee

EXHIBIT INDEX

Exhibit 11	Letter from Jones Day, on behalf of the Executive Committee of the Issuer, to Mr. Choi, dated May 18, 2011.

Exhibit 12	Letter from Orrick, Herrington & Sutcliffe, LLP, on behalf of Mr. Choi, to Jones Day, dated May 23, 2011.